

Mail Stop 4710

May 18, 2016

Mr. Jon Thompson
President and Chief Financial Officer
Community First Bank & Trust
501 S. James Campbell Boulevard
Columbia, TN 38401

> **Re: Community First, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 28, 2016**
> **File No. 333-210977**

Dear Mr. Thompson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Determination of Subscription Price, page 19

1. We note your disclosure throughout the prospectus regarding the process by which the subscription price was determined (see, e.g., pages 7, 15, 19, 20 and 29), especially your disclosure about the fairness opinion issued to your board on April 19, 2016 by Professional Bank Services, Inc.. Please tell us what consideration you gave to obtaining the consent of Professional Bank Services to being named in the registration statement. Please refer to Section 7(a) of the Securities Act of 1933, as amended, as well as Securities Act Rule 436 and Question 233.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

<u>Material U.S. Federal Income Tax Considerations, p. 31</u>

2. We note your disclosure throughout the prospectus that shareholders will not recognize any gain or loss in connection with the receipt or exercise of their subscription rights. As these tax consequences appear to be material to shareholders, please provide an opinion of counsel as to the material tax consequences of the transaction, as well as a corresponding consent, or tell us why you believe that such an opinion is not required. In addition, please remove the assumption in the second paragraph on page 32 that the receipt of the subscription rights will be treated as a non-taxable distribution for U.S. federal income tax purposes. Please refer to Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19.

<u>Part II</u>

<u>Item 16. Exhibits</u>

3. Please tell us what consideration you gave to filing as an exhibit to the registration statement a copy of the fairness opinion issued by Professional Bank Services, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: D. Scott Holley, Esq.